SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               FORM 10-SB - 12g/A

                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         Cyber Mark International Corp.
        (Exact Name of Small Business Issuer as Specified in Its Charter)


Delaware                                                   N/A
-----------------------                           ---------------------------
(State of Incorporation)                                (Issuer's
                                                  I.R.S. Employer I.D. Number)

95 West Beaver Creek, Units 8 and 9
Richmond Hill, Ontario, Canada                                 L4B 1H4
------------------------------------              --------------------------
(Address of principal executive offices)                       (Zip Code)

                                 (905) 707-3441
                -----------------------------------------------
                (Issuer's Telephone Number, Including Area Code)



        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None



        Securities to be registered pursuant to Section 12(g) of the Act:
                    Common Stock, $.0001 par value per share

                                     PART II

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company, on June 16, 1998, in connection with its formation and reorganization as a holding company, issued 3,930,000 shares of common stock to its founder in exchange for the outstanding stock of CM300, an Ontario corporation, in which CM300 became a wholly owned subsidiary of the Company. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended ("Securities Act")

         The Company, on June 16, 1998, sold 320,000 shares of common stock to a then executive officer and director of the Company for $32.00, in a private offering exempt from registration under Section 4(2) of the Securities Act.

         The Company, on July 2, 1998, sold 1,330,000 shares of common stock to two investors in an offering pursuant to Rule 504 of Regulation D, under the Securities Act, at a price of $.375 per share.

         The Company, on August 5, 1998, sold 100,000 shares of common stock to a then executive officer of the Company for $10.00 in a private offering exempt from registration under Section 4(2) of the Securities Act.

         The Company, on August 16, 1998, exchanged 46,000 shares of common stock for cancellation of an outstanding debt of $23,000 to a then executive officer of the Company in a private offering exempt from registration under
Section 4(2) of the Securities Act.

         The Company, on September 18, 1998, sold 186,000 shares of common stock to 27 investors in an offering pursuant to Rule 504 of Regulation D, under the Securities Act. Of these shares, 100,000 were sold at a price of $.50 per share, 25,000 were sold at a price of $.05 per share and 61,000 were sold at a price of $1.125 per share.

         The Company, on October 1, 1998, sold an aggregate of 152,300 shares of common stock to seven investors in an offering pursuant to Rule 504 of Regulation D, under the Securities Act. Of these shares, 150,000 were sold at a price of $.50 per share and 2,300 shares were sold at a price of $1.125 per share.

         The Company, on March 10, 1999, sold 40,000 shares of common stock to an investor in an offering pursuant to Rule 504 of Regulation D, under the Securities Act, at a price of $.50 per share.

         All the proceeds of the above offerings, unless otherwise indicated, were used for general working capital purposes.

                                    PART F/S

         The unaudited financial statements of the Company for the nine months ended September 30, 1998 and 1999 are included in this Amendment No. 1 to this report beginning on page F-1.

                           CYBER MARK INTERNATIONAL CORP.

                           Consolidated Financial Statements

                             September 30, 1999 and 1998

Cyber Mark International Corp.
Consolidated Balance Sheet
As at September 30, 1999 and 1998
(Unaudited)
------------------------------------------------------------------------------




ASSETS                                                                               1999                 1998

Current
    Cash and cash equivalents                                                $      -            $     243,506
    Investment tax credits receivable                                             234,437              180,189
    Accounts receivable                                                             4,793               25,131
    Inventory                                                                      93,189              116,908
    Prepaid expenses                                                               37,231                7,567
                                                                             ------------        -------------

Total current assets                                                              369,650              573,301

Property and equipment                                                            161,961              166,374
                                                                             ------------        -------------

Total assets                                                                 $    531,611        $     739,675
                                                                             ============        =============


LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Bank indebtedness                                                        $      8,057        $         -
    Accounts payable and accrued liabilities                                      135,294               54,094
    Long-term debt - current portion                                               76,354              109,237
                                                                             ------------        -------------

Total current liabilities                                                         219,705              163,331
Long-term debt                                                                     79,831              162,609
Advances from shareholder                                                          62,498              116,337
                                                                             ------------        -------------

Total liabilities                                                                 362,034              442,277
                                                                             ------------        -------------


SHAREHOLDERS' EQUITY

Preferred stock, $.001 par value; Authorized                                            0                    0
500,000 shares, none issued or outstanding
Common stock, $.0001 par value; Authorized
10,000,000 shares; issued and outstanding
6,104,300 and 5,962,000 respectively                                                  310                  203
Additional paid in capital                                                        739,944              552,468
Cumulative translation adjustment                                                 (17,364)                 -
Deficit                                                                          (553,313)            (255,273)
                                                                             ------------        -------------

Total stockholders' equity                                                        169,577              297,398
                                                                             ------------        -------------

Total liabilities and stockholders' equity                                   $      531,611      $     739,675
                                                                             ==============      =============





The accompanying notes are an integral part of these consolidated financial statements

Cyber Mark International Corp.
Consolidated Statements of Operations and Deficit
For the Nine Months Ended September 30, 1999
(Unaudited)
--------------------------------------------------------------------------------



                                                                                   1999                   1998
Revenue
     Sales                                                               $      214,629        $      263,183
     Other                                                                      154,578                12,111
                                                                         --------------        --------------

                                                                                369,207               275,294
Cost of sales                                                                   137,797               156,128
                                                                         --------------        --------------

Gross profit                                                                    231,410               119,166
                                                                         --------------        --------------

Expenses
    Wages and benefits                                                          108,416                69,248
    Marketing                                                                    59,370                19,321
    Rent and occupancy                                                           43,649                30,489
    Office and general                                                           39,529                24,491
    Professional fees                                                            28,719                28,369
    Research and development                                                     27,859               189,687
    Interest                                                                     20,434                32,271
    Insurance                                                                    13,299                 4,983
    Telephone                                                                     7,308                 9,324
    Travel and entertainment                                                      6,950                 8,220
    Consulting fees                                                               6,838                 3,000
    Automobile                                                                    3,527                 4,960
    Bad debts                                                                     2,938                14,587
    Trade shows and events                                                        1,462                23,704
    Amortization                                                                 27,973                35,830
                                                                         --------------        --------------

                                                                                398,271               498,484
                                                                         --------------        --------------

Net loss                                                                 $     (166,861)       $     (379,318)
                                                                         ==============        ==============

Loss per share                                                           $        (0.03)       $        (0.06)
                                                                         ==============        ==============



The accompanying notes are an integral part of these consolidated financial statements

Cyber Mark International Corp.
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 1999
(Unaudited)
-------------------------------------------------------------------------------


                                                                                   1999                  1998

Cash flows from operating activities
    Net loss                                                             $     (166,861)       $     (379,318)
    Adjustments to reconcile net loss to
       net cash used by operating activities
          Amortization                                                           27,973                35,830
       Changes in assets and liabilities
          Investment tax credits receivable                                      17,964                33,117
          Accounts receivable                                                     6,654               (13,126)
          Inventory                                                              (5,616)               (9,583)
          Prepaid expenses                                                      (16,352)                 (828)
          Accounts payable and accrued liabilities                               66,729                (2,142)
                                                                         --------------        --------------

Net cash used by operating activities                                           (69,509)             (336,050)
                                                                         --------------        --------------

Cash flows from investing activities
    Purchase of property and equipment                                           (8,246)               (2,142)
                                                                         --------------        --------------

Net cash used by investing activities                                            (8,246)               (2,142)
                                                                         --------------        --------------

Cash flows from financing activities
    Issuance of capital stock                                                      -                  552,246
    Long-term debt                                                              (25,083)              (18,358)
    Advances from shareholder                                                    (4,839)               21,333
    Bank indebtedness                                                             8,057                   -
                                                                         --------------        --------------

Net cash provided by financing activities                                       (21,865)              555,221
                                                                         --------------        --------------

Effect of exchange rate changes on cash                                          (7,245)               26,477
                                                                         --------------        --------------

Increase (decrease) in cash and cash equivalents                               (106,865)              243,506
Cash and cash equivalents, beginning of period                                  106,865                   -
                                                                         --------------        --------------

Cash and cash equivalents, end of period                                 $          -          $      243,506
                                                                         ==============        ==============




The accompanying notes are an integral part of these consolidated financial statements

Cyber Mark International Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 1999
(Unaudited)
--------------------------------------------------------------------------------




1. The financial information included herein is unaudited; however, such information reflects all adjustments, consisting solely of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the periods indicated. Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Company's Annual Report for the twelve months ended December 31, 1998.

     The following is a summary of the significant accounting policies followed by the Company:

     Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

     Cash and cash equivalents

     The company considers all highly liquid investments with a maturity of three months or less from time of purchase to be cash equivalents.

     Inventory

     Inventory is valued at lower of cost or market. Cost is determined on the first-in-first-out basis.

     Property and equipment

     Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the assets, usually five years. For leasehold improvements, depreciation is provided on straight-line basis over five years.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

     Financial instruments

     The company considers the fair value of all financial instruments to be not materially different from their carrying value at year end.

     Translation of foreign currencies

     The company uses the local currency as the functional currency and translates all assets and liabilities at year-end exchange rates, all income and expense accounts at average rates and records adjustments resulting from the translation in a separate component of common shareholders' equity.

                                                                         Page 5
Cyber Mark International Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 1999
(Unaudited)
--------------------------------------------------------------------------------




     Loss per common share

     Loss per common share is based on the weighted average number of common shares outstanding during each period.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Report on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized on the 25th day of January, 2000.


                                            CYBER MARK INTERNATIONAL CORP.

                                            /S/ SAMUEL SINGAL
                                            ----------------------------
                                            SAMUEL SINGAL
                                            President and
                                            Chief Operating Officer